# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERSAMET ROYALTIES CORPORATION, CIK 0002080073
CUSIP: 92528V200
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 320, 733 SEYMOUR STREET, Vancouver, British Columbia Canada (A1), V6B 0S6
Date of event which requires filing of this statement: 06/25/2026
Amends the filing with accession number 0001104659-26-027214
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,718,812; sole dispositive power 0; shared dispositive power 13,718,812; aggregate amount beneficially owned 13,718,812 (12.6% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 4,848,356 Common Shares, no par value per share ("Common Shares") of Versamet Royalties Corporation held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.; and (ii) 8,870,456 Common Shares held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 108,590,241 Common Shares outstanding on May 19, 2026, as reported in the Issuer's Information Circular included as an exhibit to the Form 6-K filed with the Securities and Exchange Commission on May 28, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 4,848,356; sole dispositive power 0; shared dispositive power 4,848,356; aggregate amount beneficially owned 4,848,356 (4.5% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 108,590,241 Common Shares outstanding on May 19, 2026, as reported in the Issuer's Information Circular included as an exhibit to the Form 6-K filed with the Securities and Exchange Commission on May 28, 2026.
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 8,870,456; sole dispositive power 0; shared dispositive power 8,870,456; aggregate amount beneficially owned 8,870,456 (8.2% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 108,590,241 Common Shares outstanding on May 19, 2026, as reported in the Issuer's Information Circular included as an exhibit to the Form 6-K filed with the Securities and Exchange Commission on May 28, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 13,718,812; sole dispositive power 0; shared dispositive power 13,718,812; aggregate amount beneficially owned 13,718,812 (12.6% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 4,848,356 Common Shares held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.; and (ii) 8,870,456 Common Shares held by Tether International, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 108,590,241 Common Shares outstanding on May 19, 2026, as reported in the Issuer's Information Circular included as an exhibit to the Form 6-K filed with the Securities and Exchange Commission on May 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: VERSAMET ROYALTIES CORPORATION
Address of issuer's principal executive offices: SUITE 320, 733 SEYMOUR STREET, Vancouver, British Columbia Canada (A1), V6B 0S6
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Global Investments Fund, S.I.C.A.F., S.A., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments") and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on March 12, 2026 (as amended, the "Schedule 13D") with respect to the Common Shares, no par value ("Common Shares") of Versamet Royalties Corporation, a corporation incorporated in British Columbia, Canada (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., Tether International, S.A. de C.V., an El Salvador entity, Tether Investments, and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Effective on June 25, 2026, Tether Investments transferred 8,870,456 Common Shares to Tether International, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Common Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 13,718,812 Common Shares, representing 12.6% of the outstanding shares of Class A Common Stock. This percentage is calculated based upon 108,590,241 Common Shares outstanding on May 19, 2026, as reported in the Issuer's Information Circular included as an exhibit to the Form 6-K filed with the Securities and Exchange Commission on May 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Tether Global Investments Fund, S.I.C.A.F., S.A. and Giancarlo Devasini each have shared voting and dispositive power with respect to 13,718,812 Common Shares. Tether Investments has shared voting and dispositive power with respect to 4,848,356 Common Shares. Tether International, S.A. de C.V. has shared voting and dispositive power with respect to 8,870,456 Common Shares.
Transactions in the class effected during the past sixty days: Except for the Transfer, no transactions in the Common Shares were effected by the Reporting Persons since the Reporting Persons' in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (06/29/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/29/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/29/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (06/29/2026)